Free Writing Prospectus dated November 17, 2017

Relating to Preliminary Prospectus dated November 6, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-221014

Stitch Fix, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated November 6, 2017 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-221014) relating to the initial public offering of the Class A common stock of Stitch Fix, Inc., which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1576942/000119312517333497/d400510ds1a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

PROSPECTUS SUMMARY

The Offering

Initial public offering price	$15.00

Class A common stock offered by us	8,000,000 shares

Shares of Class A common stock offered by the selling stockholder	No shares (reduced from 1,000,000 shares)

Class A common stock to be outstanding after this offering	8,000,000 shares (reduced from 10,000,000 shares)

Class B common stock to be outstanding after this offering	87,411,815 shares (increased from 86,411,815 shares)

Total Class A common stock and Class B common stock to be outstanding after this offering	95,411,815 shares

Option to purchase additional shares of Class A common stock offered by us	1,200,000 shares (reduced from 1,500,000 shares)

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $109.8 million (or approximately $126.9 million if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full), based on an initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

Voting rights	We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately 99.1% of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.

Concentration of ownership	Once this offering is completed, the holders of our outstanding Class B common stock will beneficially own approximately 91.6% of our outstanding shares and control approximately 99.1% of the voting power of our outstanding shares and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately 77.9% of our outstanding shares and control approximately 84.2% of the voting power of our outstanding shares.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in Class A common stock being offered by us and the selling stockholder described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

Stitch Fix, Inc., the issuer, has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectusgroup-ny@ny.email.gs.com; or J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 1-866-803-9204, or via email: prospectus-eq-fi@jpmorganchase.com.